EXHIBIT 12

AMERICAN DENTAL PARTNERS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Years Ended December 31,
	1998	1999	2000	2001	2002
Earnings:
Earnings before income taxes	$6,013	$10,164	$10,385	$5,507	$7,659
Add: Fixed charges	1,412	2,206	4,707	4,606	3,289

Earnings before income taxes, as adjusted	$7,425	$12,370	$15,092	$10,113	$10,948

Fixed Charges:
Interest expense, including amortization of debt expense	$1,193	$1,940	$4,435	$4,306	$2,951
Estimated interest factor of non-reimbursed rental expense (approximately 1/3 of non-reimbursed rental expense)	219	266	272	300	338

Total fixed charges	$1,412	$2,206	$4,707	$4,606	$3,289

Ratio of earnings to fixed charges	5.3	5.6	3.2	2.2	3.3